SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 11 July, 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Annual General Meeting 11 July 2012
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2012 be received.	4,962,706,225	99.81	9,673,223	0.19	6,521,539
Resolution 2 That the directors' remuneration report for the year ended 31 March 2012 be approved.	4,669,900,327	95.58	216,108,429	4.42	92,916,456
Resolution 3 That the final dividend of 5.7 pence per share recommended by the directors be declared to be payable on 3 September 2012 to holders of ordinary shares registered at the close of business on 10 August 2012.	4,971,815,350	99.98	1,215,998	0.02	5,935,030
Resolution 4 That Sir Michael Rake be re-elected as a director.	4,860,539,363	97.80	109,288,046	2.20	9,106,587
Resolution 5 That Ian Livingston be re-elected as a director.	4,952,011,595	99.62	18,743,365	0.38	8,190,539
Resolution 6 That Tony Chanmugam be re-elected as a director.	4,951,035,292	99.61	19,156,065	0.39	8,718,479
Resolution 7 That Gavin Patterson be re-elected as a director.	4,951,538,875	99.62	18,710,194	0.38	8,697,616
Resolution 8 That Tony Ball be re-elected as a director.	4,943,920,831	99.48	26,010,571	0.52	8,968,122
Resolution 9 That Rt Hon Patricia Hewitt be re-elected as a director.	4,870,255,341	99.17	40,781,940	0.83	67,932,743
Resolution 10 That the Phil Hodkinson be re-elected as a director.	4,878,438,438	98.16	91,410,814	1.84	9,067,259
Resolution 11 That Nick Rose be re-elected as a director.	4,941,289,860	99.42	28,680,604	0.58	8,948,458
Resolution 12 That Jasmine Whitbread be re-elected as a director.	4,947,112,831	99.54	22,788,798	0.46	9,015,739
Resolution 13 That Karen Richardson be elected as a director.	4,948,291,157	99.57	21,549,112	0.43	9,117,438
Resolution 14 That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,935,928,077	99.29	35,357,605	0.71	7,636,201
Resolution 15 That the directors be authorised to decide the auditors' remuneration.	4,942,713,733	99.44	27,672,927	0.56	8,543,385
Special Business
Resolution 16 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	4,772,854,654	96.77	159,416,303	3.23	46,650,073
Resolution 17 That subject to the passing of Resolution 16, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	4,904,057,785	98.81	59,162,734	1.19	15,697,930
Resolution 18 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	4,951,008,292	99.61	19,410,648	0.39	8,509,824
Resolution 19 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,592,973,825	92.40	377,978,110	7.60	7,967,906
Resolution 20 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	4,808,417,131	96.88	155,033,458	3.12	15,501,565

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 11 July 2012